UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 May 2015

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement

Company notified of transactions in respect of the Diageo Dividend Reinvestment Plan and Dr Humer and Persons Discharging Managerial Responsibility (PDMRs) inform the company of their beneficial interests therein.

(11 May 2015)

Announcement Company announces total voting rights for May 2015. (29 May 2015)
Announcement Ms Mendelsohn and Mr Ho inform the Company of their beneficial interests. (29 May 2015)

Diageo PLC  -  DGE

Director/PDMR Shareholding

Released 15:04 11-May-2015

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 11 May 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 11 May 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 May 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

D Cutter	11

S Moriarty	11

L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £17.92.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 May 2015 that Dr FB Humer, a director of the Company, had purchased 463 Ordinary Shares on 11 May 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £17.92.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	59,656

D Mahlan	280,562 (of which 137,626 are held as ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	79,413

D Cutter	12,978

S Moriarty	42,349

L Wood	5,981

J Fahey

Senior Company Secretarial Assistant

11 May 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC  -  DGE

Director/PDMR Shareholding

Released 14:54 29-May-2015

TO:	Regulatory Information Service
PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 29 May that:

1. Nicola Mendelsohn, a director of the Company, had purchased 5,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 28 May 2015 at a price per ordinary share of £18.39. The Ordinary Shares were purchased on the London Stock Exchange; and

2. Ho KwonPing, a director of the Company, had received 74 Ordinary Shares on 2 October 2014 and 46 Ordinary Shares on 7 April 2015, as a participant in the Diageo Dividend Reinvestment Plan. The Ordinary Shares were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the above directors in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Ho KwonPing	4,223
Nicola Mendelsohn	5,000

J Fahey

Senior Company Secretarial Assistant

29 May 2015

Diageo PLC  -  DGE

Total Voting Rights

Released 14:55 29-May-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,304,444 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 239,669,735 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,514,634,709 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Fahey

Senior Company Secretarial Assistant

29 May 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 5 June 2015	By: /s/ J Fahey
Name: J Fahey
Title: Senior Company Secretarial Assistant